Exhibit 99.3

INFOSYS LIMITED
PRESS CONFERENCE
12:00 noon IST, APRIL 10, 2003

Lady presenter: Good afternoon everybody and welcome to Infosys to discuss the financial results for the fourth quarter and the year. We will start the proceedings for the day with a presentation by Mr. Nandan Nilekani and Mr. Gopalakrishnan. We will then throw the floor open for questions. As usual please give your name and the name of your organization before you ask a question. May I request all of you to keep your cell phones on a silent mode please. Thank you. Over to you Nandan and Kris.

Nandan Nilekani: Thank you everybody and welcome to the press conference to announce the results for the fourth quarter and for the annual results of financial year 2003. As Tina mentioned we will be doing this in three parts; I will briefly speak about the financial performance, after which my colleague Kris Gopalakrishnan will talk on the other operational performance and other issues like human resources and capex, and I will come back and share with you our outlook for the future and the summary.

In terms of the financial performance on Indian GAAP we have had year-to-year growth of 39.1% on income and PAT is 18.6%. Similarly on US GAAP we have had 38.3% revenue growth but net income growth of 18.5%. So what this really means is that when we stood up last year we had told you that we would do revenues for the year between $636 million to $654 million, in reality we have done $750 million, so we beat our own estimate of growth in top line by around $100 million for the year. On the profit side, however, we had indicated profits for the year between $187 million to $192 million in fact we have done about $195 million, which is slightly above the estimates that we gave you a year back. So, clearly the year has been good in terms of revenue growth, but on the margin side there has been a decline, the margins for the year have dropped from about 30% in Q1 to about 25.4% in Q4. So, there has been a profit decline over the year. This has been caused by many factors, this includes pricing pressure, increase in onsite subcontractors in the US, it has helped partly because of the utilization going up, but not enough, and then there have been other cost like our sales and marketing cost going up and taxes going up a bit and so forth. So clearly a number of factors have contributed to this decline.

In terms of new clients, for the quarter we added 28 new clients and for the year it is 92 new clients. And in terms of repeat business it is about 87.5 for the quarter and 91.9 for the year. In terms of people added, we added net in the quarter of 1298 people and for the year we have added 4618 people in Infosys apart from the 113 people we have added in Progeon. So at Infosys the number, head count at the end of the year, is over 15,000 people. And this addition of 4618 people in one year is the highest addition of employees in the history of Infosys. This gives you the quarterly for Q4 for the first time our quarterly income has been in excess of 1000 crores, 1019 crores for the year. And after looking at all the cost, the PAT from ordinary activities for the quarter is 259 crores, and this is fairly significant for both top line and bottom line. And on the full financial year, we had total income of 3622 crores and PAT of 957 crores, and as you will see here the growth in income was 39.1% in rupee terms and 18.6% on earnings. The balance sheet now is 2860 crores with over 1600 crores in cash in the balance sheet.

This is the spread by region, there is not much of a material change. Europe has grown this quarter from 16.4 to 18.7, and India also has grown, thanks to the efforts of our banking group, but overall I think, as we have always said on these numbers we should really not look too much quarter-to-quarter and really on an annual basis they are broadly similar.

With this I will request my colleague Kris to go through on operational performance, HR, capex, infrastructure, and other issues — utilization, and then I will come back and talk about the outlook.

Kris Gopalakrishnan: Thank Nandan and good morning everyone. Our utilization has remained high in spite of adding so many employees this year. For the quarter the utilization is 77.8 with trainees and 82.1 excluding trainees. So, in spite of adding so many people we have been able to utilize those people also very effectively and keeping the utilization reasonably high.

Fixed price projects have gone up during the year from 31.6 last year to 36.7 this year, and during the year we have seen a shift in business to more fixed price business. Our onsite definitely has gone up, this year has been a high growth year, partly that is responsible for the growth in the onsite business as well as business mix, our enterprise solution, consulting business are mostly onsite oriented and this is reflected in the onsite business been growing. In the last quarter i.e. Q4 the onsite actually has remained the same, 55%.

In terms of customers, the million dollar customers have gone up from 99 to 115. This is actually a very good sign that we are able to get more business from our existing clients. We are able to de-risk the client mixture and things like that. The top client is about $6.1 million of revenue, top 5 clients 24.2% of the revenue, and the top 10 clients is 37% of revenues. We have today 41 $5 million customers, 16 $10 million customers, 20 $9 million customers etc and 2 clients more than $40 million.

Our software revenues in US dollar terms grew by 7.7% for the quarter as compared to the quarter ended December 31, 2002. Now this is comprised of a volume growth of 12.8 and a price decline of 5.1%, so there has been impact of price during the quarter.

Total number of clients added was 28, and we have across the board marquee clients being added in the different services. For example, in the financial services industry we have launched a new client account analysis and reporting tool for one of the largest private banking businesses in the world. We worked with Microsoft for a leading telecom company in the APAC region for developing a proof of concept dot net platform for its next generation OSS system. In the services provided, telecom services provided area for Nextel, we have done some software billing system. In electronics and engineering space we have worked with a leading company in the high performance signal processing solution. In the manufacturing space we have looked at a strategy and sourcing plan for a large global automotive company. And in the life sciences and pharmaceutical area, this is one of the new segments for us, we have wins with a leading contract research company in Europe as well as a global pharmaceutical leader in the US, and we have also had a prestigious client in the retail industry. So, looking at across the different industry segments, i.e. manufacturing, retail, telecom, as well as in the financial services we have added clients during the year. Our banking business unit has done extremely well. Last year was a good year and this year continues to be a good year for our banking business unit. Canara Bank, Union Bank of India, and banks outside, Bank of Bahrain, Kuwait, etc have signed up for using Finacle. We have added 5500 employees during the year gross, and the number of employees stands at 15,356, as Nandan said this is one of the highest additions for Infosys in the history of the company.

Our capex expenditure was 70.6 during the quarter. We have 34,31,350 sq. ft. of space capable of accommodating 16,970 professionals. Our philosophy is build just in time, we don’t invest ahead of the requirement and we are able to actually manage the various requirements of the company on a just in time basis as much as possible, and that has been I think the core competency for Infosys, and this is very very important in these challenging times. Nandan.

Nandan Nilekani: Now we would like to share with you our outlook for the future. Now for the quarter ending June 30, which is the first quarter, we expect income to be between 1033 crores to 1043 crores and earnings per share to be between Rs. 38.6 and Rs. 38.8. And for the year we are estimating income to be between 4408 crores and 4479 crores, and earnings per share is expected to be between Rs. 161 to Rs. 163. On a consolidated basis, including the Progeon revenue and earnings, income is between 1043 to 1054, and earnings between Rs. 38.7 and Rs. 38.9 for the quarter, and for the year between 4484 crores to 4565 crores, and earnings per share between Rs. 162 and Rs. 164. So, we have given you the estimates for the quarter, for the year, Infosys standalone, and Infosys with Progeon.

To summarize, we believe that we have met and in, certainly, revenue terms exceeded the guidance. As I said earlier, we had estimated revenues between 636 and 654 for the year, we have actually done $750 million. On earnings, we have beaten it marginally because we said between 187 and 192, and we have done $195 million, but I think in a very challenging market and in an environment which is very uncertain, I think we have done well in meeting and exceeding the goals that we have set. We have recommended a final dividend of Rs. 14.5 per share, which is about 290% on par value, and if you add to that the 250% on par value that we did in the first half, it comes to 540% on par value, which comes to Rs. 27 per share, so both if you add up the interim and the final dividend. This year I think global delivery model has become absolutely mainstream. Offshore outsourcing has gained momentum. I think that is reflected in the growth that you are seeing as well as in the growth estimates that we are giving you. We are giving growth estimates for next year on a consolidated basis in dollar terms between 25% to 27% for the year. So, clearly it is showing growth in volume and in the four quarters of this year we have had double-digit growth in volume every quarter. However, because pricing pressure continues and because of the other cost in the system we have estimated that the earnings growth for the year on a consolidated basis will be between 14% to 16%. We also believe that the clients are also consolidating their external spends with a few partners. They are looking at companies with brand strength, financial strength, longevity, and reliability; and therefore I think that favors companies like us in this consolidation that is happening in the market place. At the same time global uncertainty continues. On the short term we have issues like the war in Iraq as well as the SARS pneumonia issue on the east, and both these have lead to client cancellation in the last, since March 15 we have hardly had any client visits because of the cancellations of all the people who were suppose to come. Similarly the economic outlook continues to be uncertain and nobody is really clear on how the economy is going to take off in the next 12 months, and we think this is going to have an impact on the industry with longer sales cycles. We also believe that our challenge is of course to pick up as much of the volume growth as coming, at the same time defend as much as possible the pricing pressure, and internally manage our cost in every aspect of our business and ensure that whatever commitments we stand up and make here are met in new financial year. Thank you and we will be happy to take questions.

Kris Gopalakrishnan: Please press the black button on the right side.

Lady participant: You’ve overshot your estimates on the top line just about every quarter. One gets the feeling that there was probably a deliberate conservativeness that underestimation of the growth that was projected and the correction that was made away would that be correct?

Nandan: When we begin the year we have to look at all the four quarters’ outlook and make a call on the growth and that is what we did last April. And as you know, as each quarter progressed and we found that the business was growing faster than our estimates, we did stand up and revise the estimates for the year. So, I think that is what we have done. At any given point the outlook we gave is what we see as the outlook after analyzing and crunching all the data that we have.

Male Participant: [                Inaudible                ]

Nandan: No I am not using the word conservative or anything, I am just saying this is our outlook, which is on the one hand we are looking at the macroeconomic scenario, we are looking at the short term dislocation caused by war and SARS, we are looking at the increased interest in outsourcing that is happening at the same time we are looking at the competitive scenario because of competition from other Indian majors as well as from international incumbent IT spenders, and we are looking at the signals that we are getting from our existing customers, we are looking at the signals we are getting from our prospective customers, and we are putting all this into a model and saying this is what we expect to happen.

Male Participant: Sir, how far this virus has affected?

Nandan: SARS virus? Well I think travel to that region has come down, to Hong Kong, China, and even to Singapore, some of our employees have come back. So, I think you know it does have at least till the matter is resolved, I think, it does come in the way of smooth business in the region.

Male Participant: [       inaudible                ]

Kris: From Hong Kong we had about 4 employees come back. Our business in this region, in these countries south China, Hong Kong, and Singapore, is limited, so we have today about 4 employees coming back from Hong Kong.

Lady presenter: May I request all of you to speak into the mike, we are recording these questions and if you don’t speak into the mike we are not able to pick up the audio. Thanks.

Lady Participant: Some clarifications on the numbers, what is the banking business unit’s performance this year in terms of top line; and you said 572 people in that unit, that is up from how much last year? That is one; and the other thing is onsite 55, I mean it went up marginally last year, it has gone up significantly this year, could you explain why? I mean apart from Infosys we have seen this other companies. Two years ago everybody was talking of the importance of offshore going up. Last two years there seems to some kind of a counter trend in that direction.

Shibulal: I will actually answer the second part of the question. Our onsite offshore ratio has shifted up during the year. There are multiple reasons. First of all we have seen very high, large number of project starts over the last few quarters, which in turn resulted in the top line growth which you are seeing. Also, some of the new services which we have introduced into the market like package implementation and consulting had grown, and these are high value services, and these services also allow us to get much better visibility into the customer and also engage the business side of the customer with us. If you look at this quarter it is approximately package implementation is about 14.1% and consulting is about 3.9%. While saying all this we are quite focussed on maintaining the ratio. We have moved toward moving the ADM work offshore continuously. We are also focussing on making sure that the new services also start moving offshore and we will continue to do that.

Mohandas Pai: Our banking business has grown from 104 crores in fiscal 2002 to 175 crores of revenues in fiscal 2003.

Hema Ravichander: The revenue generating professionals within banking has grown from 176 to 572. I want to also mention that we had redefined revenue-generating professionals to include some of the people who actually support various stuff.

Male participant: [                inaudible                ] see last year you started saying 15%-17%, very gloomy, uncertainty, fog on the screen, all kinds of things. Then, you went on revising the guidance. My question is, is there a possibility of the same trend repeating this year.

Nandan: Balaji as I said earlier, at this point in time, looking at both the external factors as well as the feedback from our existing customers, as well as the feedback from prospective customers, this we believe is our best estimate of the financial year 2004. Now, as we go forward, as we get more clarity either on the business side or the economic situation changes, because of any change in our estimate of the performance, we will be the first to come back and let everybody know.

Male participant: Hi. I have two questions. One is on doing business with the United States. Two years ago, I think, we were talking about increasing the, rather de-risking so that you will do less business with the US as a proportion of your overall business, but it simply refuses to go below 71%, and on the other hand the risk seems to have increased in terms of political security, visa issues, as well as even economic recovery lengthening. What exactly are the strategic risks that you have identified in the US, and how do you view the US market going forward.

Nandan: I don’t think any of the strategic risks are limited to just one country. I think global economic slowdown as an impact on every country because all the countries are linked today. There is a lot more interdependence. Secondly, I think, in terms of the visa and other things, that again is a global phenomenon. I don’t think it is limited to the US. Concern about security is also very much a global phenomenon. So, I think these are really macro global things, and we have to assume that they exist across the world not just in one country.

Male participant: Other point is, is strategic global outsourcing fundamentally a very US thing, or do you see that coming from other parts in significant quantity to keep your business strong.

Nandan: I think while the leaders in this have been US companies, we are definitely seeing increase in outsourcing from other parts of the world. For example, Progeon has just announced a deal with BT, British Telecom, on the direct inquiry side. So, I think that is a good example of a non-US customer embracing outsourcing in a big way.

Male participant: Actually I had a question on the BT issue, very obviously you haven’t mentioned the other company, which is HCL Technologies, in being chosen as a one of the two preferred suppliers to Infosys of BPO services, could you enunciate the differences between the two companies in dealing with BT. I mean, is it possible. How you will sort of differentiate yourself, especially since the HCL seems to have come out with a strong number, $160 million, which is a big number.

Akshaya Bhargava: Hi, this is Akshaya Bhargava. We can’t really comment on the numbers announced by HCL or indeed anybody else, but the way the deal is structured, there is a Master Services Agreement or a framework contract, that is a large value, but by itself it means very little. Under the Master Agreement, we are issued work orders by various groups or divisions within BT to undertake specific business activities. The work order we have is, as our press release says, about directory inquiry.

Male participant: The recent happenings basically on the IT professionals, how do you view that.

Kris: See, I think the concerns about security, the concerns about unemployment, etc., is probably causing some of these things. Infosys is fully compliant with the various regulations related to work permits and things like that, and the countries in which we operate, and our objective going forward would also be to make sure that we comply with the laws of the country in which we operate in terms of work permits in terms of income, taxes from business there, etc.

Male participant: We have the details about this BT retail, what is the value of this order, and did you bid for the same which HCL got and lost out. Can you clarify that.

Akshaya Bhargava: Okay. I can’t give you precise numbers on the work order, but I can tell you it is very substantial. In terms of agreement with BT, we are not in a position to reveal individual details of the contract. The way this deal went about, to answer the second part of your question, BT put a number of services out to bid, I think there were 10 or 12 bidders in the initial round, and they eventually shortlisted two, and choose two partners to go with in India.

Male participant: Once small, supplementary to that is, is it correct to say that directory inquiry services have a higher margin or how superior are they to vanilla contracts and the business.

Akshaya Bhargava: To some extent this is a philosophical question, I don’t think there is anything such as vanilla, but this I will say that directory inquiry, you know, it seems very simple, just picking up the phone and answering a question about a phone number. It tends to be very complex, the volumes run, in our case, they will run into several millions of calls every month. The amount of infrastructure, you know, robust methodology, training procedures, you know, all that it requires is very different from a standard call center deal, if there is such a thing.

Lady participant: Hi, while on BT and this the visa issue etc., couple of things, one is BT had, employees in BT had issues with outsourcing. There is a part of union, and in UK there was a lot of noise about threats to go on strike if work is outsourced. So, Did Infosys come up against that, was there anything that you had to manage on your part to deal with that, that is one. And, with respect to Progeon, there is this mention here in page 11 of reasons for differences in net income as per Indian GAAP and US GAAP, and there is mention of profits into Progeon being adjusted, that is, profits amounting to 0.9 crores and losses of Rs. 3.1 crores, could you just explain what that is.

Akshaya Bhargava: Let me just answer the first part and I will pass the question on to Mohan for the second bit. On the union side, you know, we all read about the various discussions that the union had and the announcements made by the union. All I can say is that BT has 31 call centers in the UK, and the one they will set up with us will be #32. In fact, they have a term for it called NGCC 32, NGCC standing for new generation call center. So, you know, it is just not as if, you know, half of BT work is going out, that is not the case. This is going to be one out of 32 call centers that they have.

Male participant: How many dedicated staff you will have for this 22nd call center.

Akshaya Bhargava : Again, I can’t give out the precise numbers in terms of agreements with the customer, but it is several hundreds.

Male participant: Ramping up.

Akshaya Bhargava : Yeah, we will ramp up with several hundred people over the next six to eight months beginning now.

Male participant: [                inaudible                ]

Akshaya Bhargava : Again, I can’t comment on what HCL does or does not do, but we have an understanding with the customer not to reveal precise details of the contract, so I can’t, but I can tell you over the next quarter we expect to add somewhere between 150 to 200 people to our current level of staffing, which is 539.

Male participant: Sir, I am Sudhakar. Sir, you said that net addition of a 1298 employees this year, this includes contract and casual employees or regular recruited employees.

Hema Ravichander: Regularly recruited employees, and the number is for the quarter.

Male participant: Number is for the quarter, so how many casual employees, on the project basis people, are working presently.

Shibulal: At this point, I think, we have approximately 500 people in India on project-based employment, technical employment.

Mohandas Pai: Let me answer the question about Progeon. Progeon made a profit of 0.90 crores for the fourth quarter. So, Progeon broke even. And, Balaji, we promised within four quarters we broke even immediately after telling you. For the year, we had a loss. For the whole year, we had a loss of 3.1 crores, and for the quarter we made a profit of 0.90. I think the statement is enough to make us work harder.

Lady participant: Two questions, one, do you see pricing pressure continuing in the coming year and how, what will be the trend. And, the second is, can you talk a bit about salary increments last year and, you know, you are talking about cost controls this year, so, will salaries go up or will they stay where they are.

Kris: On the salary front, we have moved to a high performance work ethic. We have drafted it to state that all the increases are going to be variable pay increases, and because the company has done reasonably well, the employees have benefited from this. We have, from the previous year to the last year, year to year, we have paid out approximately 10% to 11% increase for our employees through this variable pay scheme. This year, we are promoting employees. This year also, we are adding to the variable pay for the employees. So, our objective is to make sure that our employees participate in the success of the business and we are I think able to do that very well. We are looking at adding about 800 to 1000 employees in Q1 of this year, and this is what we see in the immediate future.

Male participant: [          inaudible                ]

Kris: No, these are all numbers for the Infosys Technologies business. Akshay already gave the numbers for Progeon.

Lady participant: Can you talk about what the variable component is in the salary packaging, I mean, is it fixed.

Kris: Yeah, the variable components are based on company performance, the team performance, as well as individual performance. Typically, the company performance is based on, you know, certain targets being met at the company level. Team performance, if it is a profit center, is based on the profitability of that group. If it is a business enabler group, it is based on certain performance parameters we will agree up on, and then individual performance is based on the role that person is playing, what the manager considers as the objectives for the person for that year, and how have those objectives been met, you know, based on the appraisal of the individual.

Male participant: [         inaudible                ].

Kris: The pay out will typically be different because it is based on the individual’s performance also, but the scheme is based on roles the employee plays in an organization, and in that sense it is same.

Lady participant: On an average basis, it went up by 10% to 11% for most people, is that right? And, can you also comment on the pricing pressure going forward this year.

Kris: As we had indicated we had seen a 5% impact of pricing this quarter, and that, you know, we believe that most of the impact on the margin has been taken into account and we have also factored also some pricing decrease going forward also. Our projections include factors related to all this, and we have considered the economic situations, the situations related to pricing, and based on all these things we have given this projection for the coming year and we are confident that we will be able to meet our projections as we have done in the past.

Male participant: Kris I just wanted to check with you, you said 800-1000 employees added in the first quarter. This is gross addition or net, and if you could also give an outlook for the full year?

Kris: This is gross addition. We are not giving an outlook at this point for the full year.

Lady participant: Hema, did I hear that right is that the average salary increment throughout the year, this year was 11% and is that down from 15% the year before?

Hema: See this is the increase on a per capita basis from the average payout last year-end. And the increase came in the form completely of variable pay. Both the company performance linked incentive, which Kris spoke about as well as individual performance linked incentive, which he spoke about.

Lady participant: Had you discontinued that somewhere near your Q1-Q2 and gone back to the earlier system of essentially individual or team performance and removed company performance as from one of the ......?

Hema: No. CPI was paid out every quarter.

Lady participant: One last question. You spoke of, the quarterly revenues; you spoke of an income growth consisting of a certain volume growth and a value decline of 5.1%. Would you have figures for that on an annualized basis?

Mohandas Pai: The effort has grown. We have seen an increase in effort. We have seen an increase in effort for this year on a non-consolidated basis of something like 38.8% and onsite has been 52.1% and offshore 32.8% as against a revenue of 37.6. We have seen a decline in onsite for the full year of 2.5% and offshore 4.57% on a blended basis of 0.8% decline. So we calculate this onsite, offshore, and blended, I think the ratio has moved towards more onsite, the decline in the rates has been muted in terms of blended per capita revenue.

Male participant: You have bagged two $40 million clients this quarter. Can you name the two, and is Dell one of them?

Kris: No. We cannot name those clients.

Male participant: Nandan, after the oil war do you expect more business with the US clients?

Nandan: Business with the US? Well I think our business with the US is quite healthy and I am not sure what is the linkage between war and this. I think to me the broader issue is what is the rate of economic recovery, what is the level of economic recovery, and when it is going to start? Those are bigger macro issues than...

Male participant: No, talking about the rebuilding of the infrastructure and other things. Do you see an opportunity for you to directly or indirectly getting into the business? That’s what I’m saying.

Nandan: I think really our business is really focused in the US on sectors like financial services and telecom and all that so. I don’t know whether there is any such opportunity.

Male participant: Sir one question here. Is your pharmaceutical market, you have developed Indian clients or overseas clients?

Nandan: No, in pharmaceuticals we actually have focused on overseas clients. We have people like Bristol Myers Squibb and other pharma companies that we have as clients, and we are looking at other clients in that space. We also have one Indian client.

Male participant: What’s the progress on the development center in China?

Srinath Batni : Can you repeat that question?

Male participant: What’s the progress on the development center in China?

Srinath Batni : We are at this point of time getting some part of business from China through our direct contacts as well as the indirect contacts, which we are delivering it out of India. Now, we are looking at Chinese market, we are studying the Chinese market, we are continuing to pose our request for permission for branch and some progress has happened in that direction and hopefully we will be able to conclude very fast.

Male participant: I have one question. Has this virus affected this progress?

Srinath Batni :I don’t know whether virus has affected our dialogue with Chinese government, it definitely has affected a little bit of business meetings which we had set up in the recent past and at this point of time.

Male participant: Yeah, but it begs the question as to why is it taking so long for you to get the Chinese approval when you have no less than the premier who was here promising you stuff. I mean, do you what to tell the world that India does not have red tape and China does?

Mohandas Pai: I think there was a report recently that, Narayan Murthy answered this question right?

Male participant: Yeah, but please explain .........?

Mohandas Pai: No, the issue what we found was that there was no basic law on a branch structure in China. We work with them to create some kind of a basic framework, but the execution of the framework requires lot more time than what people had anticipate, both on our side and their side, and that’s the issue that’s holding up even though premier Zhu

Rongji came here and agreed to give us the structure. There needs to be a basic law, there needs to be a legal framework to be put in place, and I guess that is taking time. The legal framework to create a branch structure, in India we have a legal frame work for a branch, a branch is recognized as a legal entity in certain circumstances for conducting business, then we have a wholly owned subsidiary, we have a joint venture structure. In China, we are told that the branch structure does not exist as on date and they don’t give permission for foreign entities to set up shop using a branch as a structure.

Male participant: Yeah, Akshay, market indications are that voice business is getting pushed below sub 10 dollars rate. So one is, your comment on this, and two is, would you accept deals below 10 dollars?

Akshaya Bhargava: See I think there are two things I want to clarify. One is you know voice does tend to have a small premium over non-voice. Secondly, the nominal rate of 9, 10, 11 dollars means very little because, you know, a 9 dollar deal at two time shift utilization could be as good as 12 dollars 50 cents on a single shift utilization basis. So you have to really look at the price plus the shift utilization. As regards to the second part, would we do deals at a lower price or something? We have certain benchmarks and below that we will not go, but overall, if the economics of the deal makes sense, certainly we will look at all deals.

Male participant: I want to know as part of the transparency, the other side of the picture, how many clients you lost and why, I am talking about the year. And, second is attrition, employees would have left for what ever reason and the impact of the rupee appreciation.

Kris: Yeah. For the quarter, we had 28 new clients added and we had rationalized some clients during the year, which means that, you know, when we look at the last 12 months if we have not done any business, then we make them inactive customers and the number of customers made inactive during the quarter is 20, you know, and most of them are because we have not done business with them over the last 12 months. So 28 additions and 20 which became inactive during the quarter. Attrition today is 7%. No, for the year, I do not have the numbers right now. I think....

Male participant: It was mentioned that 92 new clients were added in 02?

Kris: Yeah, I do not have the number for..you know. Yeah I don’t have the number, I have only for the quarter. The attrition percentage is 7%, 6.9% to be exact at this point, and the last part of the question about rupee appreciation, I will ask Mohan to answer.

Mohan: In fiscal 2002, we had an average rupee rate of 47.7, fiscal 2003, 48.23 because the rupee was down at the beginning of this year, and for the next year that is fiscal 2004, we assume a rupee rate of 47.4, and every percentage appreciation of the rupee will impact us directly on the bottom line to the extent of 0.45 of 1% to 0.475 of 1%.

Male participant: So in that context could you tell me the ratio with respect to, you know, how much would have been the contribution terms of billing rates vis-à-vis the rupee appreciation on your margins?

Mohan: For the last year, there was a rupee depreciation overall on an average. The rupee is clearly not a factor for decline even though in the last quarter, the fourth quarter, the rupee didn’t come down from the previous quarter so there was some impact that is neutralized by the forward sales that we do. Our policy is to sell to the extent of net foreign exchange coming in three months forward or may be four months forward, but however, for the fiscal 2004, on an average, the decline is something like about 83 paise, and for 83 paise, the impact on the bottom line will be something like just say 40 paise, and lets say $950 million should mean something like about $4-4.5 million, so 0.5%.

Male participant: The 28 clients that you added in the last quarter you haven’t given any names. Can you mention a couple of well-known names or like three or four?

Nandan: Well some of the, I think, all the names that we want to mention are there in our press release. Beyond that we really don’t have any more names. We also believe that some of these names are best not talked about.

Male participant: Okay. The second part of the question I had was the stock has tanked at eight month lowest, and you can either dismiss it off by saying the investor is getting greedy or you can look it at the other way. What is the macro picture of this whole scenario? What’s going on? Is the Indian IT industry robust now or is it pretty much at the end of the road what you had so far? Can you give us a bigger picture what’s going on?

Nandan: I can’t comment on the stock price. All I can say is that we have a global situation which while has some macro uncertainties, outsourcing and offshoring is becoming mainstream and I think everybody is embracing the global delivery model, both Infosys and some of our incumbent competitors in the west, and this is the way to go and I think everybody across the world is recognizing that. So in that sense, that is a very positive trend. At the same time, in an economic scenario where people are concerned about costs and prices there is obviously pressure on margins. So that’s also tangible. I want you to step back a bit and look at what we have done. In the last year, we have grown the company from revenue of $545 million to $750 million. So there is a $200 million jump in revenue and our earnings have grown by about 18%. This year we are projecting that we will have a growth of revenue between $930 to 945 million that is excluding the $16-18 million revenue from Progeon, and we are saying that our earnings will grow between 14-16% in dollar terms on a consolidated basis. And by making that statement standing here on April 10 for the full year. So I think if you step back, you will realize that fundamentally there has been very very good performance in the last year and we are standing up and making an incontrovertible assertion that we will grow at about 26-27% in dollar terms on a consolidated basis and earnings growth between 14-16%, I think, we are able to stand up and say that, and as you all know that when Infosys stands up and makes a commitment about growth, they will meet that commitment. And I think given all that I think you should look at it in the larger context.

Male participant: Going by your track records I am sure you will be crossing the 1 billion mark?

Nandan: No, no, let me just add. Two years back, we gave a guidance of 30% growth. We actually did 31% growth. So its not that we beat that guidance. Last year, yes, on the revenue side we gave a guidance of between 17-20%. We actually have done 36%. You are right on the revenue side we exceeded our guidance. On the earning side, however, we had given guidance between 15-17%, and we did 18%, so I don’t know where you got that from.

Male participant: No I got your figure from what you mentioned now, $545 to 750 million you said [         inaudible                ].

Nandan: No, no, we went up from 545 to 750, which is 205 million. What we said was that we will go up from 545 to between 635 to 654. So the increase we estimated was about 100 we actually did 200. But on the earnings side, we just marginally beat it. What did you say?

Male participant: You have mentioned that, I made a note here 945 million 04.

Nandan: 930 to 945 excluding Progeon revenue, which is 16 to 18 million for the next year.

Male participant: One billion mark is not far away.

Nandan: Mathematically yes.

Male participant: Hardly a mark.

Male participant: Looking back you have been repeating the same thing, uncertainty, global slowdown, you know, but nothing seems to impact Infosys.

Nandan: No, Balaji, I appreciate your enthusiasm and confidence in Infosys.

Male participant: No I am going by the performance.

Nandan: No, no. Let me point out something. In the first quarter of the last financial year, our net margin was 30%, in the fourth quarter it was 25.4%, which means in the space of four quarters, the net margin has dropped almost 500 basis points, that’s not, you know, I don’t know whether how you look at it, but I’m not very happy with that.

Male participant: My question was not in terms of net margin. Certainly, you have been having margins?

Nandan: Would you like to join our Investor Relations team?

Male participant: [         inaudible                ].

Nandan: No, but I think Balaji you have to understand, we are actually saying that we expect revenue growth on a consolidated basis between 25% to 27%. That is not a small number, and we are saying that revenue growth is going to come on the back of pricing declines. What that means in terms of volume growth, we are projecting 30+ percent volume growth. So nobody is arguing that the volume growth is not happening. What we are saying is that volume growth is happening, but because of the market scenario and pricing there is going to be impact on margins. That’s all we are saying.

Lady participant: [         inaudible                ].

Mohan: We have worked with the government of India to frame some kind of a scheme to have free movement of natural persons under GATS, because India was suppose to give its views on the 31st of March. It missed the deadline, now it is giving its views. What it basically means is a special type of visas for professionals who intend to go and work in other countries for maybe up to five years. The issues are that this could be negotiated on a reciprocal basis. It means that India also needs to be open to having foreigners come and work in India in various professions. So this has to be looked at in a different manner but India has been pressing, and if that happens, of course, some of the restrictions that, you know, have in terms of visas, in terms of time taken for visas, in terms of caps, those decisions could become slightly much easier. But you know it will take some time to negotiate at the global level.

Lady presenter: We have time for two more questions.

Male participant: Yeah, a question here for Nandan. You are talking about the client’s name. I don’t think there is even one name mentioned in the press release.

And, also just name a few, I mean, Infosys has been doing it for the last two years naming clients, I mean, what is the problem now, and the other thing also about the big picture. Is it fair to say that revenue growth which in the last few years was really moving at about a 100%, even the growth in profit was almost that much. But the gap has increased now, so basically revenue growth is increasing but profit growth has stalled. I mean is that the correct assessment?

Nandan: Okay. I will answer the second question first. You are right. I mean, you know, there was a time in the boom era of 1999-2000 when we are able to demonstrate 100% revenue growth, and that revenue growth was happening with price growth because there was a demand supply mismatch and people wanted the services, so if you go back and look at the 100% growth we had, actually it was 60% volume growth and 40% price growth. So the price growth played an important part in the revenue growth. In the last two-three years, as I said the revenue growth slowed down to about 30%, but the margin drop was not that much in that year because we still had, I think, we still had you know utilization that we could get up and so forth. But the following year which was the year we just ended, we had revenue growth of 36%, but earning growth only of 18%, which is the first full year where we have seen this tangible earnings decline, and this coming year we have given an estimate of as I said 25% to 27% on revenue but only 14% to 16% on earning, so again you are seeing that. So in the years when the revenue grew at 100% that revenue as I said came from 60% volume and 40% price. Now when we talk about 30% growth, it may be coming from 35% volume and -5% price. So what I am saying is that the whole pricing surge in the revenue has gone away, it is actually, so you we need more volume to actually hit the number that you have said. Was that clear?

Male participant: Yeah

Male participant: [         inaudible                ].

Nandan: Certainly, in the last four quarters we have seen that. As I mentioned earlier, our profits declined from 30% net margin to 25.4%. But if you look forward into the next year and if you compute backwards from the figures we gave you, implicit in that is that our earnings net margin for the year will be between 23.5% to 23.9%, which is not that much of a decline from the fourth quarters 25.4%. So in effect we are saying that it is actually leveling off. Coming to other question, yes, number one, we have mentioned other customers including Nextel and Telia Sonora and so forth. So I think it’s not that we have not mentioned. But I think, also, what we find is that, you know, the moment we get into mentioning a large client, then the client complains to us that 50 people are calling them up. So I think it is better not to mention them.

Male participant: [         inaudible                ].

Nandan: Yes, and also we have been feeling that in an overall scenario it makes more sense not to really mention some of these large customers that we have.

Male participant: The H1 visas is likely to go down whereas your onshore deployment continues to be strong, is there a mismatch there? Is there a problem there?

Kris: See the visa, work permits are typically for a longer duration than one year. So the impact is not immediate whenever any change happens. It is typically much longer term. For example in H1 visa, it is typically for five years, I think extendable to another three years or something like that. So, you know, we look at all these things and we factor those in our planning cycle, typically planning is what takes into account the number of visas we have, what are the regulations which exist today and things like that.

Lady participant: Nandan you mentioned overall scenario just now......

Lady presenter: One minute. Hema has a point, one minute.

Hema: Yeah, we also have 5,800 people with visas as well as visas in the pipeline. So I think we are in a very good position.

Lady presenter: Saritha?

Lady participant: Nandan you mentioned overall scenario under which you decided it was better not to mention too many clients name. Could you care to define that?

Nandan: No, what I meant was that when we mention a client name in the media, then a lot of people call up these customers and start offering the services. So, we thought it is more prudent not to really get into mentioning those names.

Moderator: Thank you all for joining us. Please do join us for lunch outside. Thank you.

Male participant: I have a question. What is the kind of threat perception you see from people like Accenture. There have been reports that they are kind of bidding at low rates than what you charge, and do you have any comments what kind of scenario you see in the next two years from these guys Accenture, EDS, and all these people setting up offshore delivery centers here?

Nandan: Well, you are right in saying that the global IT service companies are not only taking the global delivery model more seriously, they are being active in the market and competing even on price. But I think if companies, which have a high-cost model, want to compete in a price war, I think that’s fine.